MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders of Mountain Province Diamonds Inc. (“Mountain Province”, the “Corporation”) will be held at Terminal City Club, 837 Hastings Street West, Vancouver, British Columbia V6C 1B6, on Tuesday June 11, 2013 at 2:00 p.m. (Vancouver time) for the following purposes:

(a)	to receive and consider the consolidated audited financial statements of Mountain Province for the year ended December 31, 2012, together with the report of the auditors thereon;

(b)	to fix the number of directors at seven (7);

(c)	to elect directors for the ensuing year; and

(d)	to re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors’ remuneration;

(e)	to consider and, if thought advisable, to re-approve by ordinary resolution of Independent Shareholders the Mountain Province Shareholder Rights Plan, as described in the management information circular of Mountain Province accompanying and forming part of this notice;

(f)	to confirm an amendment to the Corporation’s by-laws to add an advance notice requirement for nominations of directors by shareholders in certain circumstances; and

(g)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This notice of meeting is accompanied by a form of proxy, the management information circular, the audited consolidated financial statements of Mountain Province for the financial year ended December 31, 2012, and a supplemental mailing list form. The directors of Mountain Province have fixed the close of business on May 7, 2013 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the meeting.

DATED as of May 7, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“Patrick Evans”
Patrick Evans
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL MEETING AND SPECIAL MEETING OF SHAREHOLDERS

of

MOUNTAIN PROVINCE DIAMONDS INC.

to be held on

TUESDAY JUNE 11, 2013

May 7, 2013

MOUNTAIN PROVINCE DIAMONDS INC.

161 Bay Street, Suite 2315, P.O. Box 216

Toronto, Ontario, Canada M5J 2S1

MANAGEMENT INFORMATION CIRCULAR

(all information as at May 7, 2013 unless otherwise noted)

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies being made by the management of Mountain Province Diamonds Inc. (“Corporation”) for use at an annual meeting of the Corporation’s shareholders (the “Meeting”) to be held on Tuesday June 11, 2013 at the time and place and for the purposes set forth in the accompanying notice of the Meeting (the “Notice of Meeting”), and at any adjournments thereof. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (“Proxy”) are directors or officers of the Corporation.

A SHAREHOLDER WISHING TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING OTHER THAN THE PERSON OR CORPORATION DESIGNATED IN THE FORM OF PROXY HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE THREE PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. (“Computershare”), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently. For general inquiries, shareholders may contact Computershare as follows:

By Phone:	1-800-564-6253
By Fax:	1-866-249-7775 (within North America)
By Fax:	(416) 263-9524 (outside North America)
By Email:	service@computershare.com

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the common shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your common shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified or where both choices have been specified in the Proxy, the persons named in the Proxy will vote the common shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by Proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a Proxy may do so by:

(a) completing, dating and signing the enclosed form of Proxy and returning it to the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b) using a touch-tone phone to transmit voting choices to the following toll-free number 1-866-732-8683. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy form for the holder’s account number and the Proxy control number; or

(c) using the Internet through the website of the Corporation’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy form for the holder’s account number and the Proxy control number.

In all cases ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold common shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Corporation as the registered holders of common shares).

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If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Corporation. Such common shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for “Objecting Beneficial Owners”) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for “Non-Objecting Beneficial Owners”).

The Corporation is taking advantage of the provisions of National Instrument 54-101 of the Canadian Securities Administrators, which permit it to directly deliver Proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (a “VIF”) from Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and Internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Corporation. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

Beneficial Shareholders who are OBOs will not receive the materials unless their intermediary assumes the costs of delivery.

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The form of Proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Corporation. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a similar voting information form (the “Broadridge VIF”) in lieu of a Proxy provided by the Corporation. The Broadridge VIF will appoint the same persons as the Corporation’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Corporation), other than the persons designated in the Broadridge VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the Broadridge VIF. The completed Broadridge VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. If you receive a Broadridge VIF, you cannot use it to vote common shares directly at the Meeting – the Broadridge VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the common shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your common shares in that capacity. If you wish to attend at the Meeting and indirectly vote your common shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, or to the Corporation, at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

RECORD DATE

The board of directors of the Corporation (the “Board”) has fixed May 7, 2013 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive the Notice of Meeting. Only shareholders of record as at the close of business on the Record Date are entitled to receive the Notice of Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

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EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted or withheld from voting in accordance with the specifications so made on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person(s) appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

APPROVAL OF MATTERS

Unless otherwise noted, approval of matters to be placed before the Meeting is by an “ordinary resolution” which is a resolution passed by a simple majority (50%+1) of the votes cast by shareholders of the Corporation present and entitled to vote in person or by proxy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, no proposed nominee of the Corporation for election as a director of the Corporation, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, since the commencement of the Corporation’s most recently completed financial year, no informed person of the Corporation, proposed nominee for director or any associate or affiliate of an informed person or proposed nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. An “informed person” means: (a) a director of executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

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VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Currently, the Corporation has issued and outstanding 94,168,151 fully paid and non-assessable common shares without par value, each share carrying the right to one (1) vote. The common shares of the Corporation (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘MPV’ and on the NYSE MKT (the “NYSE MKT”) under the symbol ‘MDM’. The Corporation has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on May 7, 2013 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Corporation, the only person who, or corporation which, beneficially owns, or controls or directs, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, is:

Name of Shareholder(1)	Number of MPV Common Shares Held	Percentage of issued and outstanding share capital of 94,168,151 shares (as at May 7, 2013)
Bottin (International) Investments Ltd.	22,281,490	23.66%

ELECTION OF DIRECTORS

Management is seeking shareholder approval of an ordinary resolution to set the number of directors of the Corporation at seven (7) for the ensuing year. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act (Ontario) (“Business Corporations Act”). In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

On April 15, 2013 the Board approved an amendment to the Corporation’s By-Law No. 1 to add an advance notice requirement for nominations of directors by shareholders in certain circumstances. The Corporation did not receive notice of any director nominations in connection with this year’s Meeting within the time periods prescribed by the By-Law No. 1 taking into consideration the proposed amendment. Accordingly, at the Meeting, the only persons eligible to be nominated for election to the Board are the below nominees.

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Corporation, their present principal occupations and the number of common shares of the Corporation or any of its subsidiaries beneficially owned or controlled or directed by each, directly or indirectly, as at the date hereof.

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Name, Present Position(s) with the Corporation (1) and Place of Residence (3)	Principal Occupation At Present And During Last Five Years If Different From Office Held (2) (3)	Date(s) Served as a Director Since	No. of Shares of the Corporation Beneficially Owned, or Controlled or Directed, Directly or Indirectly (3)
Jonathan Comerford (4) (5) Chairman of the Board and a director of the Corporation County Dublin, Ireland	Investment Manager at International Investment and Underwriting since August 1995.	September 21, 2001	70,000	(7)

Patrick Evans President, Chief Executive Officer and a director of the Corporation Arizona, United States of America	President and CEO of the Corporation since November 2005. CEO and director of Norsemont Mining Inc. (2007 to 2011). President and CEO of Weda Bay Minerals Inc. (2005 to 2006). President and CEO of Southern Platinum Corp. (2004 to 2005); President and CEO of SouthernEra Resources Ltd. (2001 to 2004) and Vice President of Placer Dome Inc. (1998 to 2011).	November 16, 2005	1,317,555	(8)

Elizabeth J. Kirkwood (6) Director of the Corporation Ontario, Canada	Independent Business Executive, formerly Chairman, CFO and Corporate Secretary of the Corporation (2003 to 2006); President and CEO of First Nickel Inc. (2003 to 2006).	September 21, 2001	70,660

Carl Verley (5) (6) Director of the Corporation British Columbia, Canada	Self-employed Geological Consultant since 1982; President of Amerlin Exploration Services Ltd. (private company) since 1983	December 2, 1986	283,640

David Whittle (4) (5) Director of the Corporation British Columbia, Canada	CFO of Alexco Resource Corp. since October 2007	November 1, 1997	76,600	(9)

Bruce Dresner (6) Director of the Corporation Connecticut, United States of America	Retired Investment Professional	March 11, 2013	324,148	(10)

Peeyush Varshney (4) Director of the Corporation British Columbia, Canada	Principal of Varshney Capital Corp.; CEO and Director of Canada Zinc Metals Corp.; Director and/or officer of several public companies listed on the TSX or TSX Venture.	April 13, 2007	43,417	(11)

(1)	For the purposes of disclosing positions held in the Corporation, “Corporation” includes the Corporation and any parent or subsidiary thereof.
(2)	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
(3)	The information as to province/state, country of residence, principal occupation and number of shares beneficially owned or controlled or directed by the nominees (directly or indirectly) is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.
(4)	Member of the Corporation’s Audit Committee.
(5)	Member of the Corporation’s Compensation Committee.
(6)	Member of the Corporation’s Corporate Governance Committee.
(7)	In addition to the shareholdings above, Mr. Comerford holds options to purchase up to a total of 130,000 Common Shares at an exercise price of $1.26 per share, expiring on November 23, 2013. The options were granted to Mr. Comerford under the Corporation’s Stock Option Plan.
(8)	In addition to the shareholdings above, Mr. Evans holds options to purchase up to a total of 200,000 Common Shares, 100,000 options at an exercise price of $6.13 per share, expiring on January 9, 2016, and 100,000 options at an exercise price of $4.84 per share, expiring on March 7, 2017. These options were granted to Mr. Evans under the Corporation’s Stock Option Plan.

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(9)	In addition to the shareholdings above, Mr. Whittle holds options to purchase up to a total of 60,000 Common Shares at an exercise price of $1.26 per share, expiring on November 23, 2013. These options were granted under the Corporation’s Stock Option Plan
(10)	In addition to the shareholdings above, Mr. Dresner holds options to purchase up to a total of 100,000 Common Shares at an exercise price of $4.06 per share, expiring on March 10, 2017. The options were granted under the Corporation’s Stock Option Plan.
(11)	In addition to the shareholdings above, Mr. Varshney holds options to purchase up to a total of 90,000 Common Shares at an exercise price of $1.26 and expiring on November 23, 2013. The options were granted under the Corporation’s Stock Option Plan.

In April 2013, the Board adopted a majority voting policy. Under this policy, if a nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “Majority Withhold Vote”), such director shall promptly tender to the Board an offer to resign as a Corporation director following certification of the shareholder vote by the scrutineer at the Meeting (the “Scrutineer”) for such uncontested election. The Corporate Governance Committee of the Board will duly consider and recommend to the Board whether to accept or reject the resignation offer received from each director who received a Majority Withhold Vote. Following the recommendation of the Corporate Governance Committee, the independent members of the Board will make a determination of the action to take with respect to the offer or resignation, not later than 90 days after written certification of the shareholder vote by the Scrutineer.

According to the policy, the affected director cannot participate in the deliberations of the Corporate Governance Committee or the Board as to whether to request his or her resignation. The majority voting policy applies only in circumstances involving an uncontested election of directors, meaning an election in which the number of nominees is equal to the number of directors to be elected.

To the best of management’s knowledge, and except as set out in the proceeding paragraphs below, no proposed director is, or has been within the last ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any Corporation that:

(a)	was the subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive office or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

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On April 3, 2007, Patrick Evans, a director of Eurasia Gold Inc. (“Eurasia”) up until March 26, 2007, along with the remaining directors, officers and insiders of Eurasia (collectively, the “Management”) were subject to a cease trade order issued by the Ontario Securities Commission (“OSC”), which required all trading in and all acquisitions of securities of Eurasia by Management to cease for a period of 15 days. The cease trade order was made because Eurasia failed to file its audited financial statements for the year ended December 31, 2006, management’s discussion and analysis relating to the audited annual financial statements for the year ended December 31, 2006, and annual information form for the year ended December 31, 2006 (collectively, the “Year-End Financial Documents”). At a hearing held before the OSC on April 16, 2007, it was further ordered that all trading in and acquisitions of securities of Eurasia by any of the Management cease until Year-End Financial Documents were filed with the OSC. The cease trade order expired on April 25, 2007 when the Year-End Financial Documents were filed in accordance with the Ontario securities legislation. Prior to the issuance of the cease trade order, Patrick Evans had resigned as a director of Eurasia and he has not been involved with Eurasia in any capacity since March 26, 2007.

David Whittle was a director of Image Innovations Holdings Inc. (“Image”), a company incorporated in the United States. Image and its subsidiaries filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code on July 6, 2006. Image’s Joint Chapter 11 Liquidating Plan was confirmed by the Bankruptcy Court on August 21, 2007, and the Final Decree closing the Chapter 11 cases was entered August 28, 2008.

Jonathan Comerford is a director of Newfoundland and Labrador Refining Corporation (“NLRC”), incorporated under Newfoundland law November 28, 2005. NLRC sought bankruptcy protection under the Canadian Bankruptcy and Insolvency Act on June 19, 2008, and subsequently obtained Court approval for a proposal to creditors to sell or finance NLRC’s projects’ interests.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of management’s knowledge, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“Chief Executive Officer” or “CEO” of the Corporation means the individual who served as chief executive officer of the Corporation during the most recently completed financial year;

(b)	“Chief Financial Officer” or “CFO” of the Corporation means the individual who served as chief financial officer of the Corporation during the most recently completed financial year;

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(c)	“executive officer” of the Corporation means an individual who is a Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Corporation or any of its subsidiaries who performed a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;

(d)	“Named Executive Officers” or “NEO” means;

(i)	the CEO;

(ii)	the CFO;

(iii)	each of the Corporation’s three most highly compensated officers (including any of its subsidiaries), other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation, individually, exceeded $150,000; and

(iv)	any additional individuals for whom disclosure would have been provided under (iii) except that the individual was not serving as an officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of the most recently completed financial year;

(e)	“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

(f)	“Share-Based Award” means an award under an equity incentive plan or equity-based instruments that do not have option-like features, including, for greater certainty, Common Shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing the Corporation’s compensation arrangements with its executive officers as determined to be needed.

When reviewing the compensation of the executive officers, as needed, the Compensation Committee considers the following objectives: (i) recruiting and retaining the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation based upon a detailed comparison with the compensation levels paid for similar positions by similar companies; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The Compensation Committee has the responsibility of reviewing the executive officers’ total compensation package in consultation with the CEO and making proposals to the Board, reviewing and advising on stock option guidelines, including recommendations on specific option grants, and reviewing and communicating to the Board the compensation policies and principles that will be applied to other executives and employees of the Corporation.

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Compensation Philosophy

The Corporation’s compensation philosophy provides that any and all employees, including those consulting in management roles, receive compensation based on the market value for the type of role they perform. Compensation currently includes two elements: (a) consulting fees (pursuant to the consulting agreements with the NEOs), and (b) long-term incentives by way of the grant of stock options in accordance with the policies of the TSX, the NYSE MKT, and the Corporation’s stock option plan (the “Stock Option Plan”). The Corporation does not provide sponsored or defined pension or retirement plans, nor does it provide any other benefit plans. Employees and/or consultants to the Corporation are expected to provide for their own benefits and retirement.

Composition of the Compensation Committee

The Corporation’s Compensation Committee consists of Jonathan Comerford, Carl Verley (Chair), and David Whittle, three (3) non-management directors (each of whom is also an “independent” director, as defined in the National Instrument 52-110 - Audit Committees, United States securities laws and NYSE MKT rules). However, compensation matters may also be reviewed and approved by the Board.

Mr. Comerford, Mr. Verley and Mr. Whittle are directors and/or officers of other companies and have experience in compensation matters.

Report on Executive Compensation

The Compensation Committee has no formal compensation policy. However, executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

Executive compensation is generally based on discussion by the Compensation Committee or by the Board. The Corporation entered into consulting agreements with the CEO, Patrick Evans, in November 2005 (amended in August 2009) and with the former CFO, Jennifer Dawson, in May 2006 (amended in December 2010). There have been no other changes to the terms of these consulting agreements since the time that they were entered into. The Corporation entered into a consulting agreement with the current CFO, Bruce Ramsden, in January, 2013. The compensation granted to the CEO and the CFO is primarily cash-based however, Patrick Evans was granted options upon the execution of his consulting agreement (and the amended consulting agreement) in order to align the interests of management and shareholders. For an overview of these consulting agreements, please refer to the discussion below under the heading “Executive Compensation – Employment/Consulting Agreements of NEOs”.

As part of the Compensation Committee’s “Terms of Reference”, the Compensation Committee is tasked with the responsibility of reviewing and recommending any changes to compensation for the Corporation’s senior management, or to defer such discussions to the Board, and to make any recommendations for the granting of options. The Compensation Committee finalized its recommendations to the Board for changes to compensation for management, including the grant of options to Mr. Evans and Ms. Dawson, and changes to directors’ fees in early March 2012. There was a similar recommendation for changes to compensation in early January 2011.

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Elements of Compensation

Consulting Fees

Pursuant to the consulting agreements noted above, the CEO and CFO provide consulting services to the Corporation in connection with their respective roles with the Corporation. There are no other NEOs with employment or other agreements with the Corporation.

The Corporation has not retained a compensation consultant or advisor to assist the Board of Compensation Committee in determining compensation for any of the Corporation’s directors or executive officers.

Long-Term Incentives

The Corporation provides long-term incentives by granting stock options to executive officers in accordance with the policies of the TSX and the Corporation’s Stock Option Plan. Any options granted permit executive officers to acquire Common Shares at an exercise price equal to the closing market price of such shares at the time of grant of the option. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which acts as financial incentive for such executive officers to consider the long-term interests of the Corporation and its shareholders.

When determining the number of stock options to be granted to an executive officer, the Compensation Committee takes into account the number and terms of stock options previously granted to the executive officer, if any, and option compensation granted by similar companies to executives with similar responsibilities.

There are no other Long-Term Incentive Plans in place.

Other Compensation

The Corporation provides no compensation to its NEOs other than the amounts under their respective consulting arrangements and Long-Term Incentives as described above. For greater certainty, the Corporation makes no commitments for Option-Based Awards or Share-Based Awards other than the stock options granted pursuant to the Corporation’s Stock Option Plan.

Compensation Risk

In the upcoming year, the Compensation Committee will undertake a review of the risks associated with the Corporation's compensation of its NEOs, other executives (if any), and directors and, based on the review, the Board will determine whether any steps should be taken to mitigate and/or manage any identified risks.

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NEOs and directors are discouraged from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director, and to the knowledge of the Corporation, no NEO or director has undertaken such hedging transactions. The Corporation does not, however, have a policy expressly prohibiting such purchases.

Employment/Consulting Agreements of NEOs

The Corporation and its subsidiaries have no employment contracts with any Named Executive Officer, but have Consulting Agreements with the CEO and CFO, the Corporation’s only Named Executive Officers.

CEO Compensation

The Corporation has a Consulting Agreement with Patrick Evans for his services as President and CEO which was effective November 1, 2005 and amended in August 2009 (the “Evans Agreement”). The amended agreement allows for the provision of future performance-based bonus payments. The monthly consulting fee under the Evans Agreement is $20,000, and in the year ended December 31, 2012, the Corporation paid or accrued a total of $420,000 in monthly consulting fees and bonuses to Mr. Evans. Under the Evans Agreement, Patrick Evans is entitled to receive a severance payment equal to six months of his annual compensation in the event that the Evans Agreement is terminated, without cause by the Corporation (as defined in the Evans Agreement). In the event of termination as a result of change in control of the Corporation (as defined in the Evans Agreement), Patrick Evans is entitled to receive, within 30 days of the termination, a severance payment equal to 18 months of his annual compensation as well as incentive compensation described as a bonus of C$100,000 for each C$1.00 that the share price is above C$4.00 on such change of control, prorated.

CFO Compensation

The Corporation entered into a Consulting Agreement with Jennifer Dawson for her services as Chief Financial Officer and Corporate Secretary, effective May 11, 2006 (the “Dawson Agreement”). The Dawson Agreement renews annually effective May 1st of each year, unless terminated by either party with at least 60 days’ notice. The Dawson Agreement is on a time-spent basis, and in the year ended December 31, 2012, the Corporation paid or accrued a total of $303,087 pursuant to the Dawson Agreement. In December 2010, the Dawson Agreement was amended to provide that if Jennifer Dawson is terminated due to a change in control of the Corporation (as defined in the Dawson Agreement), Jennifer Dawson will be entitled to a lump sum payment, plus applicable taxes, equal to the previous 18 months of invoiced and billable services by her. There are no provisions in the Dawson Agreement for compensation in the event Jennifer Dawson is terminated due to cause. The Dawson Agreement terminated effective April 30, 2013. The Corporation entered into a consulting agreement with the current CFO, Bruce Ramsden, in January, 2013.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Common Shares, beginning on March 31, 2008, with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX Index”) for the five most recently completed financial years of the Corporation.

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Mountain Province Diamonds Inc. (“MPV”)

Cumulative Value of $100 Investment Made March 31, 2008

	Mar 2008	Mar 2009	Dec 2009	Dec 2010	Dec 2011	Dec 2012
MPV	$5.00	$0.85	$2.29	$6.50	$3.90	$3.89
S & P/TSX Composite Index	13,350.13	8,720.39	11,746.11	13,443.22	11,955.09	12,433.50

Over this period of time, the trend in the level of compensation paid to executive officers has been broadly similar to the trend of the Corporation's cumulative total shareholder return relative to the cumulative total return of the S&P/TSX Index, allowing for the increase over this period of the Corporation's management responsibilities and financing requirements as its primary mining project has advanced toward the development phase.

Share-Based and Option-based awards

The Corporation’s Stock Option Plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Corporation. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

The Compensation Committee has the primary responsibility of administering the compensation policies related to the executive management of the Corporation, including option-based awards.

The Corporation does not have share-based awards at this time.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6) sets forth all direct and indirect compensation provided to the Corporation’s Named Executive Officers for the financial years ended December 31, 2012, 2011 and 2010. The Named Executive Officers are Patrick Evans and Jennifer Dawson:

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					Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)(2)	Annual Incentive Plans ($)	Long-term Incentive Plans ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Patrick Evans(1) (President and CEO)	December 31, 2012	$260,000	Nil	$231,750	$180,000	Nil	Nil	Nil	$671,750
	December 31, 2011	$250,000	Nil	$324,723	$180,000	Nil	Nil	$45,950	$800,673
	December 31, 2010	$203,750	Nil	Nil	$219,696	Nil	Nil	Nil	$423,446

Jennifer Dawson(3) (CFO)	December 31, 2012	$303,087	Nil	$115,875	Nil	Nil	Nil	Nil	$418,962
	December 31, 2011	$292,537	Nil	$162,362	$100,000	Nil	Nil	Nil	$554,898
	December 31, 2010	$265,407	Nil	Nil	Nil	Nil	Nil	Nil	$265,407

(1)	Mr. Evans was paid $240,000 for each of the years ended December 31, 2012 and December 31, 2011, and $200,000 for the year ended December 31, 2010 pursuant to the terms of the Evans Agreement for his services as President and CEO as well as the amounts indicated under “Annual Incentive Plans” for the year ended December 31, 2012, December 31, 2011, and the year ended December 31, 2010, also pursuant to the Evans Agreement in August 2009. Mr. Evans is also a director of the Corporation and received a fee of $20,000 for acting in this capacity for the year ended December 31, 2012, $10,000 for the year ended December 31, 2011, and $3,750 for the year ended December 31, 2010. Mr. Evans’ compensation as a director is included in “Salary” above. Mr. Evans’ payment under the annual incentive plan for December 31, 2012 was earned and paid to him in the year ended December 31, 2012. His payment under the annual incentive plan for December 31, 2011 was earned by him and accrued by the Corporation in the year ended December 31, 2011, but paid to him in March 2012. His annual incentive plan payment of $219,696 for the year ended December 31, 2010 was earned and paid to him in the year ended December 31, 2010.

(2)	In the fiscal year ended December 31, 2012, 100,000 stock options were granted to Mr. Evans in his capacity as President and CEO, and 50,000 to Ms. Dawson in her capacity as CFO. These options were granted on March 8, 2012, vested immediately and expire on March 7, 2017. They have an exercise price of $4.84 per share. They were valued using the Black-Scholes model (a common methodology) as the methodology to calculate the grant date fair value (March 8, 2012) and the Corporation relied on the following key assumptions and estimates for the calculation of these Option-based Awards: Dividend yield – nil; Expected volatility – 66.29%; Risk-free rate of return – 1.5%; Expected life of options – 3.5 years. The fair value at the time of grant was calculated to be $231,750 for the options granted to Mr. Evans, and $115,875 for the options granted to Ms. Dawson, for a total of $347,625.

In the fiscal year ended December 31, 2011, 100,000 stock options were granted to Mr. Evans in his capacity as President and CEO, and 50,000 to Ms. Dawson in her capacity as CFO. These options were granted on January 10, 2011, vested immediately and expire on January 9, 2016. They have an exercise price of $6.13 per share. They were valued using the Black-Scholes model as the methodology to calculate the grant date fair value (January 10, 2011) and the Corporation relied on the following key assumptions and estimates for the calculation of these Option-based Awards: Dividend yield – nil; Expected volatility – 60.22%; Risk-free rate of return – 2.46%; Expected life of options – five years. The fair value at the time of the grant was calculated as $324,723 for the options granted to Mr. Evans, and $162,362 for the options granted to Ms. Dawson, for a total of $487,085.

(3)	Ceased to act as CFO on April 30, 2013.

Incentive Plan Awards

The Corporation does not have any incentive plans for NEOs except for Mr. Evans, pursuant to the Evans Agreement, as previously discussed.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the more recently completed financial year, to each of the Named Executive Officers:

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	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Patrick Evans	100,000	$6.13	January 9, 2016	$0	Nil	Nil	Nil
	100,000	$4.84	March 7, 2017	$0	Nil	Nil	Nil

Jennifer Dawson(2)	90,000	$1.26	Nov 23, 2013	$236,700	Nil	Nil	Nil
	50,000	$6.13	January 9, 2016	$0	Nil	Nil	Nil
	50,000	$4.84	March 7, 2017	$0	Nil	Nil	Nil

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $3.89, and the exercise or base price of the option.

(2)	Ceased to act as CFO on April 30, 2013.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets out the value of the option-based awards that vested during the financial year ended December 31, 2012 for each Named Executive Officer. There were no share-based awards or non-equity incentive plan compensation amounts:

NEO Name	Option-Based Awards – Value Vested during the Year(1) ($)
Patrick Evans	Nil
Jennifer Dawson(2)	Nil

(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option. Options granted during the year vested immediately and the exercise price represented market value at the time of the grant (and vesting).

(2)	Ceased to act as CFO on April 30, 2013.

Stock Option Plan

The Stock Option Plan was established on November 26, 1998 and later amended on September 27, 2002 and September 10, 2009. The Stock Option Plan allows the Board, from time to time and in its sole discretion, to determine the eligibility of those directors, employees and other persons who provide ongoing services to the Corporation, who are eligible to participate under the Stock Option Plan. The Board believes that stock options provide an effective tool for the Corporation to enable it to attract and retain key personnel in the face of competition from larger companies.

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The Stock Option Plan provides that the maximum number of shares that may be reserved for issuance will be 10% of the Corporation’s issued and outstanding shares at the time of the grant.

The material terms of the Stock Option Plan are as follows:

1.	In no case may the issuance of shares under the Stock Option Plan and any other share compensation arrangement of the Corporation result in:

(a)	the number of shares reserved for issuance pursuant to options granted:

(i)	to insiders exceeding 10% of the Corporation’s issued and outstanding share capital; or

(ii)	to any one person exceeding 5% of the Corporation’s issued and outstanding share capital;

(b)	the number of shares issued within a one year period:

(i)	to insiders exceeding 10% of the Corporation’s issued and outstanding share capital; or

(ii)	to any one insider and its associates exceeding 5% of the Corporation’s issued and outstanding share capital.

2.	The exercise price of any option issued under the Stock Option Plan shall not be less than the market value of the Common Shares as of the date of the grant. The market value of the Common Shares shall be determined in accordance with the Stock Option Plan, but in any event shall not be less than the closing price of the Common Shares on the TSX on the business day immediately prior to the date of the grant. If the Corporation’s Common Shares are not listed on an organized trading facility, then the market value will be, subject to the necessary approvals of the applicable regulatory authorities, that value as is determined by resolution of the Board.

3.	Subject to all applicable securities laws and regulations and the rules and policies of all applicable regulatory authorities, the Board may attach terms and conditions to a grant of option under the Stock Option Plan. These terms and conditions may include, but are not necessarily limited to, the following:

(a)	providing that an option expires on a specified date after the option holder ceases to be a director or employee of the Corporation or ceases to provide services to the Corporation;

(b)	providing that a portion or portions of an option vest after certain periods of time or expire after certain periods of time; and

(c)	providing that an option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile takeover bid for the Corporation.

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4.	The expiry date of an option under the Stock Option Plan shall be the date so fixed by the Board on the date of the grant, provided such expiry date shall be no later than the tenth anniversary of the date of the grant.

5.	Options issued under the Stock Option Plan may not be assigned or transferred.

6.	The Stock Option Plan provides for the cashless exercise of options in the event of a bona fide offer (an “Offer”) for common shares of the Corporation made to holders of options, or to shareholders of the Corporation generally, or to a class of shareholders which includes the option holders, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning given to “control person” in the Securities Act (Ontario), and any optionee may surrender his or her options to the Corporation and receive a payment equal to the difference between the option price and the offer price under the Offer.

7.	The Board may from time to time amend the Stock Option Plan and the terms and conditions of any option granted under the Stock Option Plan and, without limitation, may make amendments for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Stock Option Plan, or for any other purpose which may be permitted by all relevant laws, regulations, rules and policies provided that any such amendment shall not alter the terms or conditions of any option issued under the Stock Option Plan or impair any right of any option holder pursuant to any option awarded prior to such amendment.

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation does not have any form of deferred compensation plan.

Termination and Change of Control Benefits

Except as disclosed above under the heading “Executive Compensation – Employment/Consulting Agreements of NEOs”, the Corporation and its subsidiaries do not have any contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Corporation, or change in a Named Executive Officer’s responsibilities.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year ended December 31, 2012:

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Director Name(1)	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Jonathan Comerford	$30,000	Nil	Nil	Nil	Nil	Nil	$30,000
D.H.W. Dobson(2)	$20,000	Nil	Nil	Nil	Nil	Nil	$20,000
Elizabeth Kirkwood	$20,000	Nil	Nil	Nil	Nil	Nil	$20,000
Peeyush Varshney	$20,000	Nil	Nil	Nil	Nil	Nil	$20,000
Carl Verley	$25,000	Nil	Nil	Nil	Nil	Nil	$25,000
David Whittle	$25,000	Nil	Nil	Nil	Nil	Nil	$25,000

(1)	This table excludes the director compensation paid to Patrick Evans, CEO, of $20,000 for the year ended December 31, 2012 for his services as a director. This amount is included and discussed under “Summary Compensation Table” above.

(2)	Mr. Dobson retired from the Board of Directors in November 2012. There was no adjustment to his directors’ fees paid.

Effective January 1, 2012, compensation for the directors has been approved at the following levels: the Chairman of the Board is entitled to receive $30,000 per annum, the Chairman of the Audit Committee is entitled to receive $25,000 per annum, the director serving as the Corporation’s Qualified Person is entitled to receive $25,000 per annum, and all other directors are entitled to receive $20,000 per annum. These amounts continue to be paid semi-annually in advance.

As stated previously in this Information Circular, the Corporation has a stock option plan for the granting of incentive stock options to the officers, employees, and directors. The purpose of granting such options is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to those of the shareholders. For further details about the Stock Option Plan, please refer to the discussion above under the heading “Executive Compensation – Stock Option Plan”.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

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	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Jonathan Comerford	130,000	$1.26	November 23, 2013	$341,900	Nil	Nil	Nil
Peeyush Varshney	90,000	$1.26	November 23, 2013	$236,700	Nil	Nil	Nil
David Whittle	60,000	$1.26	November 23, 2013	$157,800	Nil	Nil	Nil

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $3.89, and the exercise or base price of the option.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets out the value of the option-based awards that vested during the financial year ended December 31, 2012 for each non-executive director. There were no share-based awards or non-equity incentive plan compensation amounts:

Director Name	Option-Based Awards – Value Vested during the Year (1) ($)
Jonathan Comerford	Nil
D.W.H. Dobson	Nil
Elizabeth Kirkwood	Nil
Peeyush Varshney	Nil
Carl Verley	Nil
David Whittle	Nil

(1)	The value of unexercised in-the-money options on the date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to the Corporation, or any of its subsidiaries, nor is any of these individuals, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the reappointment of KPMG LLP, Chartered Accountants (“KPMG”), as the auditor of the Corporation to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors. The auditor was first appointed on August 6, 1998.

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MANAGEMENT CONTRACTS

No management functions of the Corporation or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Corporation or its subsidiaries.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance relates to the activities of the Board of Directors. National Policy 58-201 – Corporate Governance Disclosure (“NI 58-201”) and the Sarbanes-Oxley Act of 2002 (the “Act”), the rules adopted by the United States Securities and Exchange Commission (the “SEC”) pursuant to the Act, and the NYSE MKT corporate governance rules (the “NYSE MKT Rules”) as they apply to foreign private issuers, together establish corporate governance guidelines which apply to the Corporation. Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interests of its shareholders and contribute to effective and efficient decision making. NI 58-101 – Disclosure of Corporate Governance Practices requires that each reporting company disclose its corporate governance practices on an annual basis.

The Corporation’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of seven directors. All the seven proposed nominees are current directors.

Independence

Section 1.4 of National Instrument 52-110 (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he has no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Corporation.

Applying the definition set out in section 1.4 of NI 52-110, and applicable United States securities laws and NYSE MKT Rules, six of the seven members of the Board are independent. The members who are independent are: Jonathan Comerford, Elizabeth J. Kirkwood, Carl Verley, David Whittle, Bruce Dresner, and Peeyush Varshney.

Patrick Evans is not independent by virtue of the fact that he is an executive officer of the Corporation (Mr. Evans has been the President and CEO since November 2005).

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In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that a majority of independent directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents as of the date of this Information Circular:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Patrick Evans	Pan Global Resources Inc.; Kennady Diamonds Inc.; Indico Resources Ltd.
Jonathan Comerford	Optimal Payments Plc; Kennady Diamonds Inc.;
Bruce Dresner	Sherman Fairchild Foundation (nonprofit)
Elizabeth Kirkwood	Match Capital Resources Corporation
Peeyush Varshney	Afrasia Mineral Fields Inc.; Mexigold Corp.; Trigen Resources Inc.; Minaean International Corp.; Open Gold Corp.; Broome Capital Inc.; Canada Zinc Metals Corp.; JDV Capital Corp.
Carl Verley	Kennady Diamonds Inc.
David Whittle	Kennady Diamonds Inc.

Meetings of Directors

The Board meets as necessary in the absence of management to ensure the Board’s functional independence from management. The Corporation recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Since the beginning of the Corporation’s most recently completed financial year, the independent directors have not held a meeting at which non-independent directors were not in attendance. The independent directors do not hold regularly scheduled meetings without non-independent directors and the Corporate Secretary (who is also a member of senior management). Open and candid discussion among independent directors is encouraged, and the independent directors are free to communicate with each other independent of the non-independent director and management as they feel is appropriate, and by the means they consider appropriate.

Independence of Chair

The Corporation’s corporate governance structure recognizes the value of separating the offices of the Chair and the CEO. Patrick Evans is the Corporation’s President and Chief Executive Officer and the Board is chaired by Jonathan Comerford, an independent director.

Attendance

The Board meets on a regularly scheduled basis and more frequently if required. During the most recently completed year ended December 31, 2012, the Board met seven times. Patrick Evans and Carl Verley attended all seven meetings; Jonathan Comerford, Elizabeth Kirkwood, Peeyush Varshney and David Whittle attended six of the seven meetings. Former director Harry Dobson attended one meeting of six meetings.

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Board Mandate

The Board is required to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders. The Board actively oversees the development, adoption and implementation of the Corporation’s strategies and plans. The Board’s responsibilities include:

(a)	representing the interests of the shareholders in all significant decisions affecting the Corporation and ensuring that shareholders are kept informed of developments affecting the Corporation;

(b)	the Corporation’s strategic planning process,

(c)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage risk,

(d)	reviewing significant operational and financial issues as they arise and providing direction to management of these matters

(e)	acting diligently to ensure that the Corporation fulfils its legal and regulatory requirements

(f)	evaluating the effectiveness of senior management and establishing their compensation,

(g)	evaluating whether or not directors receive the information they require to perform their duties as directors,

(h)	the Corporation’s succession planning, including appointing, training and monitoring senior management,

(i)	the Corporation’s major business development initiatives,

(j)	the integrity of the Corporation’s internal control and management information systems,

(k)	the Corporation’s policies for communicating with shareholders and others, and

(l)	the general review of the Corporation’s results of operations.

The Board considers certain decisions to be of sufficient importance to the Corporation and as such, requires management to seek the prior approval of the Board with respect to these decisions. Such decisions include:

(a)	approval of the annual capital budget and any material changes to the operating budget,

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(b)	approval of the Corporation’s business plan and monitoring performance,

(c)	acquisition of, or investments in, new business,

(d)	changes in the nature of the Corporation’s business,

(e)	changes in senior management, and

(f)	all matters as required under the Business Corporations Act (Ontario).

Position Descriptions

There are no written position descriptions for the Chair of the Board and the chairs of each Board committee. The roles and responsibilities of each Board committee are included in the “Terms of Reference” for each Board committee. It is understood by the Board committee chairs that they are responsible for the overall management, guidance, and functioning of their respective committee. As well, there exists a Corporation Mandate for the Board, and the Chair of the Board understands that it is his role to ensure the overall management, guidance, and functioning of the Board.

The duties and responsibilities of the President and CEO are included in the Evans Agreement including the power and authority to manage, supervise and direct the Corporation’s business and affairs, and to undertake such other duties as may, from time to time, be assigned to the President and CEO by the Board. Such duties and responsibilities are indicated to be subject always to the control and direction of the Board.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Corporation has not adopted a formalized process of orientation for new Board members. Orientation of new directors is conducted on an as-needed basis.

With respect to current directors, they are kept informed as to matters impacting, or which may impact, the Corporation’s operations through reports and presentations at Board meetings. Directors are also provided with the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

Business Conduct Policy

The Corporation has adopted a Business Conduct Policy (May 2006, amended in September 2010) posted on its website and available on SEDAR at www.sedar.com and on the SEC’s website at http://sec.gov/edgar.shtml as an exhibit to the Corporation’s annual report on Form 20-F for the year ended March 31, 2006. The amended Business Conduct Policy was included in an exhibit to the Corporation’s annual report on Form 20-F for the year ended December 31, 2010.

Shareholders may request copies of the Corporation’s Business Conduct Policy by contacting the Corporation at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, or by telephone at 416-361-3562.

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Annually, the Corporation’s officers and key consultants provide their recognition of the current policy and understanding of its importance. The Business Conduct Policy provides guidance to the directors and officers individually, and to the Board as a whole, to ensure the exercise of independent judgment in considering transactions and agreements where a director or officer might have a material interest. Having an independent director, Jonathan Comerford, as the chair of the Board, also helps to ensure independent judgment and to encourage and promote a culture of ethical business conduct.

The Board considers that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest are sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Nomination of Directors

The Board does not have a separate nominating committee. The Corporate Governance Committee will assess the performance and qualification of directors and assesses and recommend potential nominees to the Board, as needed.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and Committees.

Board Committees

Committees of the Board are an integral part of the Corporation’s governance structure. There are three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee - established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

Each of these committees is comprised solely of non-management directors, each of whom is also independent. The committees, their mandates and memberships are outlined below.

Compensation Committee

The Compensation Committee, in consultation with the President of the Corporation, reviews and recommends to the Board for approval all matters relating to the compensation of executives of the Corporation. The Compensation Committee has no formal compensation policy. The Compensation Committee monitors the performance of senior management generally. Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

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However, compensation matters may also be reviewed and approved by the Corporation’s entire board of directors.

Executive compensation is based on a combination of factors, including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent.

Since January 1, 2012, the beginning of the most recently completed financial year, the Compensation Committee held one meeting in consideration of the Committee’s recommendation to the Board of compensation matters in March 2012. These compensation matters included the annual incentive award to Mr. Evans, the granting of options to Mr. Evans and Ms. Dawson and other employees and consultants, and the compensation for directors.

The Committee is composed of Jonathan Comerford, Carl Verley (Chair) and David Whittle, all of whom are independent directors.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the approach of the Corporation to the matters of corporate governance including the mandate, size and composition of the Board and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board. The Committee has proposed to the Board that nominations be formally added to its mandate, and the Committee be reconstituted as the Corporate Governance and Nominating Committee. During the most recently completed financial year, the Corporate Governance Committee did not meet. The Corporate Governance Committee is composed of Bruce Dresner (effective March 2013), Elizabeth Kirkwood (Chair), and Carl Verley, all of whom are independent directors.

Audit Committee

Audit Committee Charter

The text of the Corporation’s Audit Committee Charter is attached as Schedule “A” to this Information Circular.

The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the most recently completed financial year, the Audit Committee met three times.

Composition of the Audit Committee

As of the date hereof, the Audit Committee is composed of David Whittle (Chair), Jonathan Comerford, and Peeyush Varshney, all of whom are independent directors. All of the members of the Audit Committee are financially literate within the meaning of Section 1.6 of NI 52-110.

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Relevant Education and Experience

David Whittle, Chair of the Audit Committee, is a Canadian-qualified Chartered Accountant in good standing with eighteen years’ experience as a director and senior executive and financial officer of various public companies listed in both Canada and the United States. Jonathan Comerford has a Masters in Business from the Michael Smurfit Business School and a Bachelor of Economics from University College, Dublin, and serves as Investment Manager at International Investment and Underwriting. Peeyush Varshney has a Bachelor of Commerce and extensive executive experience with several public companies.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Corporation by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Corporation by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Corporation by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Corporation’s auditor, for the fiscal year ended December 31, 2012, have been pre-approved by the Audit Committee of the Corporation. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Audit Fees

“Audit Fees” are the aggregate fees billed by KPMG LLP (“KPMG”) for the audit of the Corporation’s consolidated annual financial statements, assistance with interim financial statements, attestation services provided in connection with statutory and regulatory filings or engagements, services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies and stock exchanges and other documents issued in connection with securities offerings and admissions to trading, and assistance in responding to comment letters from securities regulatory bodies, and consultations with the Corporation’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies, or other regulatory or standard setting bodies.

Aggregate audit fees billed in fiscal December 31, 2012 by KPMG were $257,619 including fees for audits of the 2012 consolidated financial statements, interim reviews of March 31, 2012, June 30, 2012 and September 30, 2013 periods, additional audit fees relating to the Corporation’s compliance with International Financial Reporting Standards (“IFRS”), the audit of Kennady Diamonds’ carve-out financial statements relating to the transfer as well as services in connection with the information circular prepared by the Corporation for the Kennady Diamonds transfer. The Corporation was billed $208,500 in the fiscal year ending December 31, 2011.

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Audit-Related Fees

“Audit-Related Fees” are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements including IFRS, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Corporation, and if applicable, audits of financial statements of a company's employee benefit plan.

"Audit Related Fees" charged by KPMG during the fiscal period ended December 31, 2012 were $nil and $nil for the fiscal year ending December 31, 2011. All such services were approved by the Audit Committee.

Tax Fees

“Tax Fees” are fees for professional services rendered by KPMG for tax compliance, and tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal December 2012 by KPMG were $19,112 (December 31, 2011- $16,875) of which $8,362 relates to tax compliance and $10,750 relates to services in connetion with income tax advice. These services were approved by the Audit Committee.

All Other Fees

In the fiscal year ending December 31, 2012, aggregate fees billed by KPMG were $nil for advice (December 31, 2011 - $nil).

RESPONSE TO SHAREHOLDERS

The Corporation communicates regularly with its shareholders and maintains a website at www.mountainprovince.com. Management is available to shareholders to respond to questions and concerns. The Board believes that management’s communications with shareholders, and the avenues available to shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by your directors at the Annual Meeting of Shareholders, please advise us at: Corporate Secretary, Mountain Province Diamonds Inc., 161 Bay Street, Suite 2315, PO Box 216, Toronto, Ontario M5J 2S1; through info@mountainprovince.com; or by fax to 416-603-8565.

EXPECTATIONS AND ACCOUNTABILITY OF MANAGEMENT

The Board’s access to information relating to the operations of the Corporation, through direct communication with the CEO and/or CFO and Corporate Secretary, through the membership on the Board of a key member of management, and the attendance of the CFO and Corporate Secretary at Board meetings, are considered key elements to the effective and informed functioning of the Board of the Corporation.

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The Board is directly involved in setting and approving goals and plans and monitoring performance. This process establishes clear expectations of management and accountability for results. The Board expects the Corporation’s management to take the initiative in identifying opportunities and risks affecting the Corporation’s business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The Board is confident that the Corporation’s management responds ably to this expectation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER

EQUITY COMPENSATION PLANS

The following table sets out information for the Corporation’s most recently completed financial year ended December 31, 2012 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	6,309,774	$2.12	5,515,774
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	6,309,774	$2.12	5,515,774

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Financial Statements and Auditors’ Report Thereon

At the Meeting, shareholders will have placed before them the financial statements for the most recently completed financial year and the auditor’s report thereon.

Re-Approval of Shareholder Rights Plan

The Corporation’s Shareholder Rights Plan became effective September 7, 2010 and was approved by a majority of the shareholders at the Corporation’s Annual and Special General Meeting held on November 18, 2010. The purpose of the Shareholder Rights Plan is to ensure equal treatment of all shareholders in the event of a bid for the Corporation and to provide the board of directors with an adequate amount of time to evaluate a bid for the Corporation. To remain in full force and effect, the Shareholder Rights Plan must be re-approved by Independent Shareholders (as defined below) at the Meeting, being the third annual general meeting of shareholders since the Shareholder Rights Plan was first approved by shareholders.

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Summary of the Plan

A summary of the principle terms of the Shareholder Rights Plan is set forth below.

(a)	Effective Date. The Shareholder Rights Plan became effective on September 7, 2010 (the “Effective Date”).

(b)	Term. The Shareholder Rights Plan will terminate at the 2013 annual general meeting of the Corporation, subject to re-approval by Independent Shareholders at the Meeting.

(c)	Shareholder Approval. For the Shareholder Rights Plan to continue in effect following the Meeting, the Shareholder Rights Plan re-approval resolution must be approved by a majority of the votes cast at the Meeting by Independent Shareholders voting in person and by proxy.

(d)	Issue of Rights. As of the Effective Date, one right (a “Right”) is issued and attached to each Common Share outstanding and subsequently issued.

(e)	Rights Exercise Privilege. The Rights will separate from the Common shares and will be exercisable ten trading days (the “Separation Time”) after a person has acquired, or commences or publicly announces or discloses its intention to commence a take-over bid to acquire, 20% or more of the Common shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. From and after a Flip-In Event, each Right (other than those held by the Acquiring Person), will permit the purchase of CDN$100 worth of Common shares (at the market price on the date of the Flip-in Event) for CDN$50 (i.e., at a 50% discount). The issue of the Rights is not initially dilutive; however, upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per Common Share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

(f)	Certificates and Transferability. Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date and will not be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Common Shares.

(g)	Permitted Bid Requirements. The requirements for a Permitted Bid include the following:

(i)	the take-over bid must be made by way of a take-over bid circular;

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(ii)	the take-over bid must be made to all holders of Common shares;

(iii)	the take-over bid must be outstanding for a minimum period of 60 days and Common shares tendered pursuant to the take-over bid may not be taken up and paid for prior to the expiry of such 60-day period and only if at such time more than 50% of the Common shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (collectively, the “Independent Shareholders”) have been tendered to the take-over bid and not withdrawn;

(iv)	the Common shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(v)	if more than 50% of the Common shares held by Independent Shareholders are tendered to the take-over bid within such 60-day period, then the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common shares for an additional 10 business days from the date of such public announcement.

The Shareholder Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid.

(h)	Waiver and Redemption. The board of directors may, prior to the Flip-in Event, waive the dilutive effects of the Shareholder Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common shares, or to waive one or more of the requirements of a Permitted Bid, or a Competing Permitted Bid, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event, and any such requirement, occurring under a take-over bid made by way of a take-over bid circular to all holders of Common shares. The board of directors may also waive the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days or such later date as may be specified by the board of directors. With the majority consent of shareholders or Rights holders at any time prior to a Flip-in Event, the board of directors may at its option redeem all, but not less than all, of the outstanding Rights at a price of CDN$0.001 each.

(i)	Exemptions for Investment Advisors. Investment advisors (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies) and administrators or trustees of registered pension funds or plans acquiring greater than 20% of the Common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, or proposing to make or participate in, or has not announced a current intention to make, a take-over bid.

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(j)	Exemptions for Lock-up Agreements. A person is deemed not to be the beneficial owner of Common Shares if the holder of such Common Shares has agreed to deposit or tender its Common Shares pursuant to a “Permitted Lock-up Agreement” to a take-over bid (the “Lock-up Bid”) made by such person. In order for an agreement to constitute a Permitted Lock-up Agreement, certain conditions must be met including, among other things, (i) any “break-up” fees payable by the tendering shareholder, cannot exceed in the aggregate the greater of the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid and 50% of the amount by which the price or value of the consideration payable under another take-over bid or transaction exceeds the price or value of the consideration that would have been received under the Lock-up Bid and (ii) the terms of such agreement are publicly disclosed and a copy of which is made available to the public (including to the Corporation) and the Permitted Lock-up Agreement permits the tendering shareholder to withdraw its Common Shares in order to deposit or tender the Common Shares to another take-over bid or support another transaction where the price or value offered under such other bid exceeds the price or value offered under the Lock-up Bid by a specified amount not greater than 7% of the price or value of the consideration per Common Share at which the Locked-Up person has agreed to deposit or tender Common Shares to the Lock-Up Bid, or the number of Common shares to be purchased under another take-over bid or transaction exceeds the number proposed to be purchased under the Lock-up Bid provided that the number is not greater than 7% of the number of Common Shares that the offeror has offered to purchase under the Lock-Up Bid, .

(k)	Supplements and Amendments. The Corporation is authorized to make amendments to the Shareholder Rights Plan to correct any clerical or typographical error or to maintain the validity of the Shareholder Rights Plan as a result of changes in law, regulation or rules. Prior to the Meeting, the Corporation is authorized to amend or supplement the Shareholder Rights Plan as the board of directors may in good faith deem necessary or desirable. No such amendments have been made to date. Other amendments or supplements to the Shareholder Rights Plan may be made with the prior approval of shareholders or Rights holders.

This statement is of a general nature only and is not intended to constitute nor should it be construed as legal or tax advice to any particular holder of Common Shares. Such holders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable federal, provincial, territorial, state or foreign legislation.

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Be it RESOLVED, as an ordinary resolution passed by Independent Shareholders, THAT:

(a)	the Shareholder Rights Plan dated as of November 7, 2010 between the Corporation and Computershare Investor Services Inc., be and the same is hereby approved, ratified and reconfirmed; and

(b)	any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute, under the corporate seal of the Corporation or otherwise, deliver and file all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

“Independent Shareholders” means holders of Common Shares, other than:

(i)	an Acquiring Person;

(ii)	any Affiliate or Associate of such person;

(iii)	any Person acting jointly or in concert with such person; or

(iv)	any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation or a subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a take-over bid

SHAREHOLDERS WHO ARE NOT INDEPENDENT SHAREHOLDERS WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION. THE APPROVAL OF A MAJORITY OF INDEPENDENT SHAREHOLDERS OF THE CORPORATION IS THEREFORE SOUGHT.

A total of nil shares of the Corporation will be excluded from the shareholder vote with respect to the Amended Plan.

Directors’ Recommendation

The Board recommends that all shareholders vote FOR the Shareholder Rights Plan Resolution. Unless otherwise directed, the management designees named in the accompanying Proxy intend to vote in favour of the resolution ratifying the continued existence of the Shareholder Rights Plan.

Advance Notice By-Law Amendment

Shareholders will also be asked at the Meeting to consider and, if thought advisable, pass a resolution confirming an amendment to the Corporation’s current by-law. The Corporation’s current bylaw, By-Law No. 1 (the “By-Law”), was originally passed by the Board on May 8, 2006.

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On April 15, 2013, the Board approved certain amendments to the Corporation’s By-Law (the “By-Law Amendment”). The By-Law Amendment sets a deadline by which Shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of Shareholders where directors are to be elected. The By-Law Amendment also sets out the information that a Shareholder must include about a nominee in order for the notice to be valid. The By-Law Amendment does not impact a shareholder’s ability to requisition a meeting or to make a shareholder proposal under the OBCA.

The By-Law Amendment will provide the Corporation with adequate prior notice of director nominations. It will ensure the Corporation has sufficient information about nominees, to better evaluate a proposed nominee’s qualifications and suitability to serve as a director of the Corporation.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass an ordinary resolution confirming the By-Law Amendment (the “By-Law Resolution”). The text of the By-Law Resolution to be submitted to shareholders at the Meeting is set forth below:

Be it RESOLVED, as an ordinary resolution, THAT:

(a)	the amendment to By-Law No. 1 of the Corporation, as approved by the Board on April 15, 2013, be and is hereby confirmed without amendment;

(b)	any director or officer of the Corporation be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Corporation, whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion as may be necessary or desirable for the purpose of giving effect to this resolution.”

According to the OBCA, the By-Law Amendment will cease to be effective unless confirmed by a resolution passed by a simple majority of the votes cast by shareholders at the Meeting. The full text of the By-Law Amendment can be found in Schedule B.

Directors’ Recommendation

The Board recommends that all shareholders vote FOR the By-Law Resolution. Unless otherwise directed, the management designees named in the accompanying Proxy intend to vote in favour of the resolution approving the By-Law Amendment.

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OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for its most recently completed financial year which is filed on SEDAR. The Corporation also files with the United States Securities and Exchange Commission and the NYSE MKT and its Annual Report on Form 20-F is available at www.sec.gov/edgar.shtml.

Shareholders may request copies of the Corporation’s financial statements and management discussion and analysis by contacting the Corporation at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, by fax to 416-603-8565, or by telephone at 416-361-3562.

APPROVALS AND SIGNATURE

The contents and distribution of this Information Circular to each shareholder entitled to receive notice of the Meeting, to each director of the Corporation, to the auditor of the Corporation, and to the appropriate governmental agencies, has been approved by the Board.

DIRECTOR’S APPROVAL

The contents and distribution of this Information Circular to the shareholders of the Corporation has been approved by the Board. Unless otherwise specified, information contained in this Information Circular is given as of May 7, 2013.

ON BEHALF OF THE BOARD

“Patrick Evans”
PATRICK EVANS
President and Chief Executive Officer

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SCHEDULE “A”

Mountain Province Diamonds Inc.

Charter of the

Audit Committee of the Board of Directors

May 29, 2006

Revised September 7, 2010

Mandate

A.	Role and Objectives

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Mountain Province Diamonds Inc (“MPV” or the “Company”) established for the purpose of overseeing the accounting and financial reporting process of MPV and external audits of the consolidated financial statements of MPV. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to MPV’s internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval MPV’s audited annual consolidated financial statements and other mandatory financial disclosure.

MPV’s external auditor is accountable to the Board and the Committee as representatives of shareholders of MPV. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of MPV;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor’s independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and MPV’s external auditor.

B.	Composition

1.	The Committee shall comprise at least three directors, none of whom shall be an officer or employee of MPV or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with MPV or any affiliate thereof which could reasonably interfere with the exercise of the member’s independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.	Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of MPV.

3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements as described above.

4.	The Committee shall have access to such officers and employees of MPV and to such information respecting MPV as it considers necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.	Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The CFO shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at each meeting, as determined necessary.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.	The Committee shall meet periodically with MPV’s external auditor in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine, part or all of each such meeting to be in the absence of management.

D.	Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of MPV and external audits of MPV’s consolidated financial statements. In that regard, the Committee shall:

1.	satisfy itself on behalf of the Board with respect to MPV’s internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of MPV (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.	review with management and the external auditor the annual consolidated financial statements of MPV, the reports of the external auditor thereon and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively, “Annual Financial Disclosures”) prior to their submission to the Board for approval. This process should include, but not be limited to:

(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year’s financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	reviewing the adequacy of any reclamation fund;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g)	reviewing unresolved differences between MPV and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosures;

•	review with management all interim consolidated financial statements of MPV and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively “Quarterly Financial Disclosures”) and, if thought fit, approve all Quarterly Financial Disclosures;

•	be satisfied that adequate procedures are in place for the review of MPV’s public disclosure of financial information extracted or derived from MPV’s financial statements, other than Annual Financial Disclosures or Quarterly Financial Disclosures, and shall periodically assess the adequacy of those procedures;

•	review with management and recommend to the Board for approval, any financial statements of MPV which have not previously been approved by the Board and which are to be included in a prospectus of MPV;

•	review with management and recommend to the Board for approval, MPV’s Annual Information Form;

•	with respect to the external auditor:

(a)	receive all reports of the external auditor directly from the external auditor;

(b)	discuss with the external auditor:

(i)	critical accounting policies;

(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii)	other material, written communication between management and the external auditor;

(c)	consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)	review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor’s fees, and make a recommendation to the Board as to the compensation of the external auditor;

(e)	when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)	review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with MPV and its affiliates in order to determine the external auditor’s independence, including, without limitation:

(i)	requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to MPV;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii)	recommending that the Board take appropriate action in response to the external auditor’s information to satisfy itself of the external auditor’s independence;

(h)	as may be required by applicable securities laws, rules and guidelines, either:

(i)	pre-approve all non-audit services to be provided by the external auditor to MPV (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(i)	review and approve the hiring policies of MPV regarding partners, employees and former partners and employees of the present and former external auditor of MPV;

3.	(a)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by MPV regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of MPV of concerns regarding questionable accounting or auditing matters; and

(b)	review with the external auditor its assessment of the internal controls of MPV, its written reports containing recommendations for improvement, and MPV’s response and follow-up to any identified weaknesses;

4.	with respect to risk management, be satisfied that MPV has implemented appropriate systems of internal control over financial reporting (and review management’s assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

5.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

6.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

SCHEDULE “B”

MOUNTAIN PROVINCE DIAMONDS INC.

ADVANCE NOTICE OF

NOMINATIONS OF DIRECTORS

1. By-law No. 1 of the Corporation is hereby amended by adding the following thereto as section 3.03A, following section 3.03 and preceding section 3.04:

3.03A	Nomination of Directors

Subject only to the Act and the articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, (a) by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting, (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act or (c) by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for below in this section 3.03A and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (ii) who complies with the notice procedures set forth below in this section 3.03A:

(a)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the principal executive offices of the Corporation in accordance with this section 3.03A.

(b)	To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made (i) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (ii) in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this paragraph (b). In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(c)	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth (i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residential address of the person, (B) the principal occupation(s) or employment(s) of the person, (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and (ii) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(d)	No person shall be eligible for election as a director unless nominated in accordance with the provisions of this section 3.03A; provided, however, that nothing in this section 3.03A shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(e)	For purposes of this section 3.03A, (i) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (ii) “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(f)	Notwithstanding any other provision of By-law No. 1, notice given to the Secretary of the Corporation pursuant to this section 3.03A may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(g)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this section 3.03A.

2. By-law No. 1, as amended from time to time, and this amendment shall be read together and shall have effect, so far as practicable, as though all the provisions thereof were contained in one by-law of the Corporation. All terms contained in this by-law amendment which are defined in the By-law No. 1, as amended from time to time, shall for all purposes hereof have the meanings given to such terms in the said By-law No. 1 unless expressly stated otherwise or the context otherwise requires.